UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15281

REPROS THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

2408 Timberloch Place, Suite B-7

The Woodlands, Texas 77380

(281) 719-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On January 31, 2018 pursuant to the Agreement and Plan of Merger, dated as of December 11, 2017, by and among Allergan Sales, LLC (“Parent”), a Delaware limited liability company and direct wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), Celestial Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Allergan (“Purchaser”) and Repros Therapeutics Inc., a Delaware corporation (“Repros”), Purchaser merged with and into Repros, with Repros being the surviving entity (the “Merger”). As a result of the Merger, Repros became an indirect wholly owned subsidiary of Allergan.

Pursuant to the requirements of the Securities Exchange Act of 1934, Repros Therapeutics Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REPROS THERAPEUTICS INC.

Date: February 9, 2018	By:	/s/ A. ROBERT D. BAILEY
A. Robert D. Bailey
President, Director